Exhibit 99.5

NICE Introduces the Market’s First Enterprise Quality Management
Solution That Works With Any Recording Platform and Data Source

With customizable workflows, NICE Quality Central provides end-to-end automation and insight from the entirety of a customer’s journey and across complex processes

Hoboken, N.J., April 12, 2017 – NICE (Nasdaq: NICE) today announced the release of NICE Quality Central, a new quality management solution that incorporates all types of customer interaction data, drawn from any source, into a holistic and comprehensive evaluation process. This enables organizations to increase employee engagement, improve process efficiency, and deliver a superior customer experience.

NICE Quality Central is the only recording-agnostic, enterprise-scale solution of its kind in the market. Based on NICE’s deep expertise in quality management, the new solution has been proven to:

•	Reduce average handle times by up to 30 percent
•	Improve first call resolution by up to 40 percent
•	Increase sales effectiveness by up to 20 percent
•	Cut call hold times by up to 25 percent
•	Boost customer satisfaction by up to 40 percent

For example, in contact centers that employ “universal agents” to handle end-to-end customer interactions such as phone, email, and claim processing, multiple interaction types can be attached to a single evaluation form. This provides managers with a better perspective of how the agent performs overall, as well as enables them to assess the customer experience. Also, agents and managers alike are able to access the data relevant to them and manage their daily tasks and objectives, all from a single application.

Miki Migdal, president of the NICE Enterprise Product Group, said: “In today’s omnichannel environment, it is critical for organizations to maintain a unified view of both agent and customer behaviors in order to understand where improvements are needed across the enterprise. NICE Quality Central addresses this need, helping companies create a single, coherent quality overview, and ensuring that processes and performance align with business goals. This is yet another critical step toward reinventing customer service.”

Additional capabilities include:

•	Updated reporting – provides organizations unparalleled flexibility with over 200 data points to segment information, creating quality KPI metrics for identifying actionable insights.
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Complete automation with customized workflows – Quality Central’s out-of-the-box workflows simplify quality processes such as calibration, agent self-assessment and audit-the-auditor. Workflows can also be fully customized for more nuanced requirements and compliance needs.

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As a standalone application, NICE Quality Central works with any recording solution or data source. Since it can be updated independently of the recording platform, the time, resource commitment and risk associated with upgrades dramatically decreases.

The solution can be deployed as part of the NICE suite of workforce optimization (WFO) applications, fully integrating with NICE WFO tools such as Nexidia Analytics.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 551 256 5274, erik.snider@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.